EXHIBIT 99.1

Yamana Gold Announces Closing of Sale of Equinox Gold Shares and Warrants

TORONTO, April 15, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) is pleased to announce it has closed its previously announced sale (the “Sale Transaction”) of 12,000,000 common shares of Equinox Gold Corp. (“Equinox”) and 6,000,000  warrants of Yamana to purchase common shares of Equinox to qualified purchasers for gross proceeds to Yamana of C$120,000,000 (see press release dated April 13, 2020). The shares and warrants were sold through Stifel GMP and Cormark Securities Inc.

Each warrant entitles the holder thereof to acquire one additional common share of Equinox owned by Yamana at an exercise price of C$13.50 for a term of 9 months expiring on January 15, 2021.  In the event all warrants are exercised, an additional C$81,000,000 will be paid to Yamana, for total gross proceeds to Yamana of C$201,000,000.

With the initial proceeds of C$120,000,000 (US$86,000,000) from the closing of the Equinox share sale, the Company’s preliminary cash and net debt, on a pro forma basis, as at the end of the first quarter, were over US$400,000,000 and approximately US$790,000,000, respectively, thereby providing the Company with a strong financial position complementing its operational strength.

The securities issued and to be issued under the Sale Transaction have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes Yamana’s plans to continue to build on its asset base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the risk factors discussed in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of advising investors of the completion of the Sale Transaction and may not be appropriate for other purposes.